SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE DA 554TH MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 17, 2008

On December 17, 2008, at 8:30 a.m., at the Company’s offices located at Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari/BA, CEP 42.810 -000, the 554th Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Board Members Francisco Teixeira de Sá, José Mauro Mettrau C. da Cunha and Álvaro Pereira Novis were absent, the latter having been replaced by his alternate Paulo Cesena. The Company’s Chief Executive Officer Bernardo Gradin, Officers Alfredo Tellechea, Mauricio Ferro, Carlos Fadigas, Luiz de Mendonça, Manoel Carnaúba, Roberto Ramos and Victor Pais, Messrs. Marcelo Lyra, André Amaro, Enio Silva, Renato Monteiro, Nelson Raso, Guilherme Furtado and Ms. Marcella Menezes Fagundes, were present at the meeting. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting, and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subject for Deliberation: After proper analysis of the Proposals for Deliberation (“PD”), and related documents, copies of which were previously submitted to the Board Members and will remain filed at the Company’s headquarters, the following decisions were unanimously taken: a) PD.CA/BAK-30/2008 – Contracting of Loans or Credit Facilities by the Executive Committee: (i) to maintain, during 2009 or until the Board Meeting that will resolve on the new limits for 2010, the limit of up to three hundred and fifty million reais (R$350,000,000.00), per transaction, for the Executive Committee to take out loans or credit facilities in Brazil or abroad, without the prior authorization of the Board of Directors; and (ii) to determine that the loans or credit facilities contracted in such period, which exceed fifty million reais (R$50,000,000.00) per transaction, be informed to the Board of Directors at the meetings following the dates of the respective transactions; b) PD.CA/BAK-31/2008 – Scope Reduction and Closing of the Pyrolysis Furnace Repowering Project – to approve the change in the investment scope approved at the Board of Directors’ Meeting held on July 28, 2004, according to the terms and conditions established in the respective PD; c) PD.CA/BAK-32/2008 – Company Formation - to approve the formation of a company as per the characteristics detailed in the respective PD, with the Executive Committee having authority to take the procedures required to implement this resolution; d) PD.CA/BAK-33/2008 – Setting up of the Alcohol-Ethene Unit for Production of Green Polyethylene in RS (”Project”) – to approve implementation of the Project and contracting of Odebrecht Plantas Industriais e Participações S/A, according to the terms and conditions set out in the respective PD, with the Executive Committee having authority to enter into any documents required to implement this resolution;

e) Action Program (“PA”) of the 2009-2015 Business Leader – after these issues were expounded by the Chief Executive Officer and the other attending Officers, and after the Board Members’ considerations, the Business Leader PA was approved (Company’s Business Plan) for the 2009–2015 period; and f) 2009 CALENDAR – the Calendars for the ordinary meetings of the Board of Directors and for submission of the Monthly Monitoring Reports of the Business Leader PA were approved as presented, which after initialed by the members of the presiding board will be filed at the Company’s headquarters. II) Subjects for Acknowledgment: A presentation was made and the explanations requested were provided with regard to the Company’s preliminary results and the 2008 trends. III) Subjects of Interest to the Company: Nothing to register. IV) Closing – As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. Camaçari/BA, December 17, 2008. [Sgd: Marcelo Bahia Odebrecht - Chairman; Marcella Menezes Fagundes – Secretary; Djalma Rodrigues de Souza – Vice Chairman; Alvaro Fernandes da C. Filho; Antonio Britto Filho; Edmundo José Correia Aires; Francisco Pais; José de Freitas Mascarenhas; Newton Sergio de Souza, and Paulo Henyan Yue Cesena.]

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.